                            Quarterly Report 1Q 2006

(GERDAU AMERISTEEL(TM) LOGO)

                           Vision, Mission and Values

VISION

To be recognized as the most successful company in the steel industry.

MISSION

To create value for our customers, employees, shareholders and communities through the engagement of people and excellence of operations.

VALUES

-    Safety

-    Integrity

-    Customer Driven Culture

-    Investment in People, Processes, and Technology

-    Engaged Employees

-    Open Communication

-    Community and Environmental Awareness

-    Profitability

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

In this report, "Gerdau Ameristeel" and "Company" refer to Gerdau Ameristeel Corporation and its subsidiaries and 50%-owned joint ventures. Certain statements in this report constitute forward-looking statements. Such statements describe the Company's assumptions, beliefs and expectations with respect to its operations, future financial results, business strategies and growth and expansion plans and strategies and can often be identified by the words "anticipates," "believes," "estimates," "expects," "intends," "plans," and other words and terms of similar meaning. The Company cautions readers that forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those currently projected by the Company. In addition to those noted in the statements themselves, any number of factors could affect actual results, including, without limitation:

The highly competitive nature of the global steel industry and the availability of competitive substitute materials; the cyclical nature of the steel industry and the industries served by the Company and economic conditions in North America and worldwide steel imports and trade regulations; the substantial capital investment and maintenance expenditures required in the Company's business; unexpected equipment failures, transportation disruptions or production curtailments or shutdowns; increases in the cost of steel scrap, energy and other raw materials; the ability to renegotiate collective bargaining agreements and avoid labor disruptions; the cost of compliance with environmental laws and regulations; the Company's costs relative to competitors who have sought bankruptcy protection; currency exchange rate fluctuations; the Company's ability to fund its pension plans; the deviation of actual results from estimates made by the Company in the preparation of its financial statements; the loss of key employees; the Company's reliance on joint ventures that it does not control; the effects of the consolidation of operations or of the steel industry; and the timely completion of business or asset purchases and sales, including receipt of regulatory agency approvals, and the ability to integrate newly-acquired businesses and achieve synergies.

Any forward-looking statements in this report are based on current information as of the date of this report and the Company does not undertake any obligation to update any forward-looking statements to reflect new information or future developments or events, except as required by law.

OVERVIEW

Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of over 8.4 million tons of mill finished steel products. Through a vertically integrated network of 15 minimills (including one 50%-owned minimill), 17 scrap recycling facilities and 43 downstream operations (including two 50% owned joint ventures), the Company primarily serves customers in the eastern two-thirds of North America. The Company's products are generally sold to steel service centers, to steel fabricators, or directly to original equipment manufacturers, for use in a variety of industries, including construction, automotive, mining, cellular and electrical transmission, metal building manufacturing and equipment manufacturing. Over 90% of the raw material feed for the minimill operations is recycled steel scrap, making Gerdau Ameristeel the second largest steel recycler in North America.

BUSINESS UNIT SEGMENTS

Gerdau Ameristeel is organized with two business unit segments: mills and downstream. The mills segment consists of eleven minimills in the United States and three in Canada. This segment manufactures and markets a wide range of steel products, including reinforcing steel bar (rebar), merchant bars, structural shapes, beams, special sections and coiled wire rod. The mills segment also produces rebar, merchant, rod and special bar quality (SBQ) products used by the downstream segment and transfers these products at an arms-length, market price to the downstream segment. The downstream segment is secondary value-added steel businesses and consists of rebar fabrication, railroad spikes, cold drawn products, super light beam processing, elevator guide rails, grinding balls, wire mesh and collated nails.

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2006, COMPARED TO THREE MONTHS ENDED MARCH 31, 2005

The following tables summarize the results of Gerdau Ameristeel for the three months ended March 31, 2006, and for the three months ended March 31, 2005.

(US$ IN THOUSANDS)

                                               THREE MONTHS ENDED    THREE MONTHS ENDED
                                               ------------------    ------------------    % OF SALES
                                                MARCH 31,    % OF     MARCH 31,    % OF     INCREASE    $ INCREASE
                                                  2006      SALES       2005      SALES    (DECREASE)   (DECREASE)
                                               ----------   -----    ----------   -----    ----------   ----------
Finished Steel Shipments (Tons)
Rebar                                             363,617               348,928
Merchant/Special Sections                         830,557               760,321
Rod                                               161,610               225,803
Fabricated Steel                                  270,496               251,140
                                               ----------            ----------
   Total                                        1,626,280             1,586,192
Net sales                                       1,059,230   100.0%   $1,002,538   100.0%                 $56,692
Operating expenses
   Cost of sales (exclusive of depreciation)      864,441    81.6%      857,014    85.5%     (3.9)%        7,427
   Selling and administrative                      55,446     5.2%       26,078     2.6%      2.6%        29,368
   Depreciation                                    26,135     2.5%       25,522     2.5%      0.0%           613
   Other operating income                          (2,486)   (0.2)%        (608)   (0.1)%    (0.1)%       (1,878)
                                               ----------   -----    ----------   -----      ----        -------
                                                  943,536    89.1%      908,006    90.5%     (1.4)%       35,530
Income from operations                            115,694    10.9%       94,532     9.5%      1.4%        21,162
Earnings from joint ventures                       29,329     2.8%       31,678     3.2%     (0.4)%       (2,349)
                                               ----------   -----    ----------   -----      ----        -------
Income before other expenses & income taxes       145,023    13.7%      126,210    12.7%      1.0%        18,813
Other expenses
   Interest, net                                   10,662     1.0%       11,456     1.1%     (0.1)%         (794)
   Foreign exchange loss (gain)                     1,078     0.1%       (1,085)   (0.1)%     0.2%         2,163
   Amortization of intangible assets                  697     0.1%          647     0.1%      0.0%            50
                                               ----------   -----    ----------   -----      ----        -------
                                                   12,437     1.2%       11,018     1.1%      0.1%         1,419
Income before income taxes                        132,586    12.5%      115,192    11.6%      0.9%        17,394
Income tax expense                                 45,200     4.3%       36,620     3.7%      0.6%         8,580
                                               ----------   -----    ----------   -----      ----        -------
Net income                                     $   87,386     8.2%   $   78,572     7.9%      0.3%         8,814
                                               ==========   =====    ==========   =====      ====        =======
Earnings per common share - basic              $     0.29            $     0.26
Earnings per common share - diluted            $     0.29            $     0.26

The Company uses weighted average net selling prices ("net selling prices") as a non-GAAP financial measure. The Company believes that net selling prices are commonly used in the steel industry to measure a company's revenue performance. The Company believes that net selling prices represent a more meaningful measure because it reflects the revenue earned net of freight. Weighted average net selling prices were computed by dividing the shipment revenue by the steel shipments as follows:

                                             THREE MONTHS ENDED
                                          -----------------------
                                           MARCH 31,    MARCH 31,   $ INCREASE   % INCREASE
                                             2006         2005      (DECREASE)   (DECREASE)
                                          ----------   ----------   ----------   ----------
Mill external shipment revenue            $  753,124   $  715,988
Fabricated steel shipment revenue            199,972      178,578
Other products shipment revenue*              53,214       62,450
Freight                                       52,920       45,522
                                          ----------   ----------
   Net Sales                               1,059,230    1,002,538
Mill external steel shipments (tons)       1,355,784    1,335,052
Fabricated steel shipments (tons)            270,496      251,140
Weighted Average Selling Price ($/ton)
   Mill external steel shipments          $   555.49   $   536.30     $19.19        3.6%
   Fabricated steel shipments                 739.28       711.07      28.21        4.0%
Scrap Charged                                 184.75       194.43      (9.68)      (5.0)%
Metal Spread (selling price less scrap)
   Mill external steel shipments              370.74       341.87      28.87        8.4%
   Fabricated steel shipments                 554.53       516.64      37.89        7.3%
Mill Manufacturing Cost ($/ton)               245.25       238.05       7.20        3.0%

* Other products shipment revenue includes ferrous scrap, nonferrous scrap, semifinished steel billets, and other building products.

Net sales: The first quarter of 2006 started with very strong market conditions and relatively mild winter conditions which allowed northern construction activity to continue unimpeded through much of the first quarter of 2006. Finished tons shipped for the three months ended March 31, 2006 increased 40,088 tons, or 2.5%, compared to the three months ended March 31, 2005. Consistent with the strong demand, average mill finished goods selling prices were $555 per ton for the three months ended March 31, 2006, up approximately $19 per ton or 3.6% from the average selling prices for the three months ended March 31, 2005.

Cost of sales: Cost of sales as a percentage of net sales decreased 3.9% for the three months ended March 31, 2006 when compared to the three months ended March 31, 2005. Scrap raw material costs, the principle component of the Company's cost structure, decreased 5% to $185 per ton for the three months ended March 31, 2006, compared to $194 per ton for the three months ended March 31, 2005. Mill manufacturing costs were approximately 3% higher in the first quarter of 2006 compared to the first quarter of 2005 primarily as a result of higher energy costs. On average, during the first quarter of 2006 the cost of the consumed natural gas and electricity increased 38% and 14%, respectively, in comparison to the same period of 2005.

Selling and administrative: Selling and administrative expenses for the three months ended March 31, 2006 increased $29.4 million compared to the three months ended March 31, 2005. Due to a significant increase in the price of the Company's common shares as compared to December 31, 2005, selling and administrative expenses for the three months ended March 31, 2006 includes a $25.5 million non-cash expense versus a $0.8 million expense reversal in the three months ended March 31, 2005 due to marking-to-market outstanding stock appreciation rights (SARs) and expenses associated with other equity based compensation held by employees.

Depreciation: Depreciation expense for the three months ended March 31, 2006 increased $0.6 million when compared to the three months ended March 31, 2005. The increase in depreciation for the three months ended March 31, 2006 reflects normal increases in depreciation expense from routine equipment additions placed in service over the last twelve months.

Other operating income: Other operating income for the three months ended March 31, 2006 of $2.5 million included a gain on sale of a building and associated land of approximately $4.5 million, net of approximately $2.0 million of costs related to the start up of the Beaumont facility following the 2005 labor disruption. Since being recalled in mid December, the employees of this facility have made significant progress in increasing the productivity at the mill.

Income from operations: As a percent of net sales, operating income for the first quarter of 2006 was 10.9% compared to the operating income of 9.5% for the first quarter of 2005. Metal spread, the difference between mill selling prices and scrap raw material cost, as discussed above, increased $29 per ton for the three months ended March 31, 2006 compared to the three months ended March 31, 2005, which accounted for this improvement.

Earnings from joint ventures: Earnings from the Company's 50% joint ventures were $29.3 million for the three months ended March 31, 2006 compared to $31.7 million for the three months ended March 31, 2005. Metal spreads at the Company's flat rolled sheet joint venture Gallatin Steel decreased from $355 per ton in the first quarter of 2005 to $322 during the first quarter of 2006. After seeing significant selling price decreases in the second and third quarters of 2005, average flat rolled sheet selling prices have rebounded during the fourth quarter of 2005 and through the first quarter of 2006 as market demand exceeds supply. The facility is also operating at record production rates which have increased shipment levels.

Interest expense and other expense on debt: Interest expense and other expense on debt, primarily foreign exchange losses, increased $1.4 million for the three months ended March 31, 2006 compared to the three months ended March 31, 2005. The decrease in net interest expense for the three months ended March 31, 2006 is due to increased interest income which was generated on increased levels of cash and marketable securities. This was offset by an unfavorable effect of mark-to-market on interest rate swaps of $0.3 million as compared to a favorable effect of $2.4 million for the three months ended March 31, 2005.

Income taxes: The Company's effective income tax rate was approximately 34.1% and 31.8% respectively for the quarter ended March 31, 2006 and 2005. The increase in rate between years is primarily attributable to the Company generating greater taxable income in jurisdictions with higher effective tax rates.

The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely by these subsidiaries.

Segments: Gerdau Ameristeel is organized with two business unit segments, mills and downstream.

Mills segment sales increased to $1.1 billion for three months ended March 31, 2006 from $1.0 billion for the three months ended March 31, 2005. Mills segment sales include sales to the downstream segment of $234.4 million and $196.5 million for the three months ended March 31, 2006 and 2005, respectively. Mills segment operating income for three months ended March 31, 2006 was $130.9 million compared to an operating income of $98.0 million for the three months ended March 31, 2005, an increase of $32.9 million. The increase in operating income in the first quarter of 2006 is primarily the result of higher metal spreads and higher shipment volumes.

Downstream segment sales increased to $212.4 million for the three months ended March 31, 2006 from $189.7 million for the three months ended March 31, 2005. Downstream segment operating income for the three months ended March 31, 2006 was $16.9 million and March 31, 2005 was $7.4 million.

See "Note 14" to Gerdau Ameristeel Corporation and Subsidiaries Consolidated Financial Statements for the three month periods ended March 31, 2006 - "Segment information" for a reconciliation of segment sales and income to consolidated results.

EBITDA: EBITDA is earnings before interest, taxes, depreciation and amortization and includes cash distributions from joint ventures, but excludes earnings from joint ventures. Management believes EBITDA, a non-GAAP measure, is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as a performance indicator or to cash flows from operations as a measure of liquidity and cash flows. Reconciliation to net income is shown below:

                                           FOR THE THREE MONTHS ENDED
                                        -------------------------------
                                        March 31, 2006   March 31, 2005
                                        --------------   --------------
($000s)
Net income                                   87,386         $ 78,572
Income tax expense                           45,200           36,620
Interest and other expense on debt           10,662           11,456
Depreciation and amortization                26,832           26,169
Earnings from joint ventures                (29,329)         (31,678)
Cash distribution from joint ventures        30,403           30,403
                                           --------         --------
EBITDA                                     $171,154         $151,542
                                           ========         ========

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

Operating activities: Net cash provided by operations for the three months ended March 31, 2006 was $106.1 million compared to $139.7 million for the three months ended March 31, 2005. For the three months ended March 31, 2006, accounts receivable used $81.9 million of cash as a result of increased sales volumes and higher selling prices. Inventories provided $33.3 million of cash as a result of increased sales volumes. Accounts payable and other liabilities provided $41.6 million of cash in 2006 primarily due to increased income taxes payable due to a higher level of profitability.

Investing activities: Net cash used in investing activities was $221.2 million in the three months ended March 31, 2006 compared to $117.0 million in the three months ended March 31, 2005. For the three months ended March 31, 2006, the spending during the quarter was for capital expenditures totalling $40.9 million and purchases of $177.9 million of auction rate securities.

During the quarter ended March 31, 2006, the Company completed two acquisitions. On February 10, the Company completed the acquisition of Fargo Iron and Metal Company, a scrap processor with approximately 50,000 tons of scrap generating capacity, and on March 10, the Company completed the acquisition of the rebar fabricating assets of Callaway Building Products, Inc. with approximately 10,000 tons per year of capacity.

In April 2006, the Company announced that its U.S. operating subsidiary, Gerdau Ameristeel US Inc., entered into a definitive agreement to acquire all of the outstanding shares of Sheffield Steel Corporation. Sheffield Steel is a mini-mill producer of long steel products, primarily rebar and merchant bars with annual shipments of approximately 550,000 tons of finished steel products. Sheffield operates a melt shop and rolling mill in Sand Springs, Oklahoma, a smaller rolling mill in Joliet, Illinois, and three downstream steel fabricating facilities in Kansas City and Sand Springs. The transaction is expected to close in the second quarter of 2006.

Financing activities: Net cash used by financing activities was $70.9 million in the three months ended March 31, 2005 compared to $6.3 million in the three months ended March 31, 2005.

On March 9, 2006, the Company paid, in addition to the normal $0.02 per common share quarterly dividend, a special dividend of $0.22 per common share. These resulted in a total dividend payment of $73.1 million to shareholders of record at the close of business on February 22, 2006.

On May 2, 2006, the Board of Directors approved a quarterly cash dividend of $0.02 per common share, payable on June 2, 2006 to shareholders of record at the close of business on May 18, 2006.

OUTSTANDING SHARES

As of March 31, 2006, the Company had outstanding 304,729,125 common shares and Cdn $125 million of convertible debentures. The convertible debentures are convertible to common shares of the Company at a conversion price of Cdn $26.25 per share. See "Credit Facilities and Indebtedness - Convertible debentures."

CREDIT FACILITIES AND INDEBTEDNESS

The principal sources of liquidity are cash flow generated from operations and borrowings under the Senior Secured Credit Facility and the Company believes these sources will be sufficient to meet its cash flow requirements. The Company's principal liquidity requirements are working capital, capital expenditures and debt service.

The following is a summary of existing credit facilities and other long tem debt:

Senior Secured Credit Facility: On October 31, 2005, the Company completed an amendment and restatement of the Senior Secured Credit Facility. The Senior Secured Credit Facility provides commitments of up to $650.0 million and expires in October 2010. The Company will be able to borrow under the Senior Secured Credit Facility the lesser of (i) the committed amount, and (ii) the borrowing base (which is based upon a portion of the inventory and accounts receivable held by most of the Company's operating units less certain reserves), minus outstanding loans, letter of credit obligations and other obligations owed under the Senior Secured Credit Facility. Since the borrowing base under the Senior Secured Credit Facility will be based on actual inventory and accounts receivable levels, available borrowings under the facility will fluctuate. The borrowings under the Senior Secured Credit Facility are secured by the Company's inventory and accounts receivable.

At March 31, 2006, there were no borrowings and $582.4 million was available under the Senior Secured Credit Facility compared to no borrowings and $544.1 million available at December 31, 2005.

Loans under the Senior Secured Credit Facility bear interest at a per annum rate equal to one of several rate options (LIBOR, federal funds rate, bankers' acceptance or prime rate) based on the facility chosen at the time of borrowing plus an applicable margin determined by excess availability from time to time. Borrowings under the Senior Secured Credit Facility may be made in U.S. dollars or Canadian dollars, at the option of the Company. Our Senior Secured Credit Facility contains restrictive covenants that limit our ability to engage in specified types of transactions without the consent of the lenders. These covenants may limit our ability to, among other things: incur additional debt, issue redeemable stock and preferred stock, pay dividends on our common shares, sell or otherwise dispose of certain assets and enter into mergers or consolidations.

Senior notes: On June 27, 2003, the Company issued $405.0 million of 10 3/8% Senior Notes, of which $35.0 million were sold to an indirect wholly-owned subsidiary of the Company's majority shareholder, Gerdau S.A. The notes mature on July 15, 2011. The notes were issued at 98% of face value. The notes are unsecured, are effectively junior to secured debt to the extent of the value of the assets securing such debt, rank equally with all existing and future unsecured unsubordinated debt, and are senior to any future senior subordinated or subordinated debt. Interest on the notes accrues at 10 3/8% per annum (10.75% effective rate) and is payable semiannually on July 15 and January 15. At any time prior to July 15, 2006, the Company may redeem up to 35% of the original principal amount of the notes with the proceeds of one or more equity offerings of common shares at a redemption price of 110.75% of the principal amount of the notes, together with accrued and unpaid interest, if any, to the date of redemption. The indenture governing the notes permits the Company and its restricted subsidiaries to incur additional indebtedness, including secured indebtedness, subject to certain limitations. On January 23, 2004, the Company completed the exchange of the Senior Notes. The exchanged notes have substantially the same form and terms as the original notes issued on June 27, 2003. The exchanged notes were issued under a prospectus in Ontario and the exchanged notes and subsidiary guarantees have been registered under the U.S. Securities Act of 1933, as amended, and are not subject to restrictions on transfer.

AmeriSteel Bright Bar, Inc. term loan: At March 31, 2006, AmeriSteel Bright Bar, Inc. had a $2.3 million term loan outstanding. The loan bears interest at the prime rate (prime rate was 7.5% at March 31, 2006) and matures in June 2011.

Industrial revenue bonds: The Company had $31.6 million of industrial revenue bonds outstanding as of March 31, 2006. $23.8 million of the bonds were issued by Gerdau Ameristeel US Inc., a wholly owned subsidiary of the Company, in prior years to construct facilities in Jackson, Tennessee. The Company assumed an industrial revenue bond in the amount of $3.6 million with the acquisition of the Cartersville cold drawn facility in September 2002. The Company assumed an additional industrial revenue bond in the amount of $4.2 million with the acquisition of the North Star locations in November 2004. The interest rates on these bonds range from 50% to 75% of the prime rate. The industrial revenue bonds mature in 2014, 2017 and 2018. These bonds are secured by letters of credit issued under the Senior Secured Credit Facility.

Convertible debentures: The Company has unsecured, subordinated convertible debentures in the principal amount of Cdn $125.0 million, which bear interest at 6.5% per annum, mature on April 30, 2007, and, at the holders' option, are convertible into our common shares at a conversion price of Cdn $26.25 per share. Under the terms of the trust indenture for the convertible debentures, no adjustment to the conversion price is required if the Company issues common shares in a customary offering. The debentures are redeemable, at the Company's option, at par plus accrued interest and the Company has the right to settle the principal amount by the issuance of common shares based on their market value at the time of redemption.

Capital leases: Gerdau Ameristeel had $0.6 million of capital leases as of March 31, 2006.

CAPITAL EXPENDITURES

Gerdau Ameristeel spent $40.9 million on capital projects in the three months ended March 31, 2006 compared to $29.2 million in the same period in 2005. Major capital projects in the first quarter of 2006 included: a finishing end upgrade at the Cartersville, GA mill, construction of a new fabrication facility in Virginia, reheat furnace improvements at the Sayreville, NJ mill and improvements to the caster at the Whitby, Ontario facility.

OFF - BALANCE SHEET ARRANGEMENTS

Other than non-cancelable operating lease commitments, the Company does not have any off-balance sheet arrangements, financings or other relationships with unconsolidated special purpose entities. The Company's operating lease commitments are set out in the contractual obligation table below.

CONTRACTUAL OBLIGATIONS

The following table represents the Company's contractual obligations as of March 31, 2006:

                                                     Less than    1 - 3     4 - 5    After 5
Contractual Obligations ($000's)           Total      one Year    Years     Years     Years
--------------------------------         ---------   ---------   -------   -------   -------
Long-term debt (1)                         433,613        917      1,129       880   430,687
   Convertible debentures                   98,463         --     98,463        --        --
   Interest (2)                            250,583     51,169     90,065    89,531    19,818
Operating leases (3)                        79,393     13,315     19,919    14,470    31,689
Capital expenditures (4)                   219,279    164,459     38,374    16,446        --
Unconditional purchase obligations (5)      81,248     81,248         --        --        --
Pension funding obligations (6)             25,407     25,407         --        --        --
                                         ---------    -------    -------   -------   -------
   Total contractual obligations         1,187,986    336,515    247,950   121,327   482,194
                                         =========    =======    =======   =======   =======

(1) Total amounts are included in the March 31, 2006 consolidated balance sheet. See Note 6, Long-term Debt, to the consolidated financial statements.

(2) Interest payments related to our short-term debt are not included in the table as they do not represent a significant obligation as of March 31, 2006.

(3) Includes minimum lease payment obligations for equipment and real property leases in effect as of March 31, 2006.

(4)  Purchase obligations for capital expenditure projects in progress.

(5) A majority of these purchase obligations are for inventory and operating supplies and expenses used in the ordinary course of business.

(6) Pension funding obligations are included only for 2006 as the amount of funding obligations beyond this year are not yet determinable.

PROPOSED TRANSACTIONS

On April 5, 2006, the Company announced that its U.S. operating subsidiary, Gerdau Ameristeel US Inc. entered into a definitive agreement (the "Agreement and Plan of Merger") to acquire all of the outstanding shares of Sheffield Steel Corporation ("Sheffield"). On April 28, 2006, the Company announced that it amended the Agreement and Plan of Merger, such that the purchase price, subject to certain closing adjustments, is expected to be approximately US$94 million in cash, plus the assumption of approximately US$94 million of debt and certain long term liabilities, net of cash. 53% of the shareholders of Sheffield have agreed to vote in favor of the merger. The transaction, which is still subject to satisfactory completion of anti-trust and applicable regulatory reviews and other customary closing conditions, is expected to close in the second quarter of 2006.

CRITICAL ACCOUNTING POLICIES

Gerdau Ameristeel's Consolidated Financial Statements are prepared in accordance with U.S. generally accepted accounting principles that often require management to make judgments, estimates and assumptions regarding uncertainties that affect the reported amounts presented and disclosed in the financial statements. Management reviews these estimates and assumptions based on historical experience, changes in business conditions and other relevant factors as it believes to be reasonable under the circumstances.

Critical accounting policies are those that may have a material impact on the consolidated financial statements and also require management to exercise significant judgment due to a high degree of uncertainty at the time the estimates are made. Senior management has reviewed the development and selection of the Company's accounting policies, related account estimates and the disclosures set forth below with the Audit Committee of the Board of Directors.

REVENUE RECOGNITION

The Company's products are usually sold on credit terms. The credit terms, which are established in accordance with local and industry practices, typically require payment within 30 days of delivery and may allow discounts for early payment. Revenue is recognized at the time products are shipped to customers.

ALLOWANCES FOR DOUBTFUL ACCOUNTS

The allowance for doubtful accounts is evaluated on a regular basis and adjusted based upon management's best estimate of probable losses inherent in accounts receivable. In estimating probable losses, the Company reviews accounts that are past due, non-performing or in bankruptcy. The Company also reviews accounts that may be at risk using information available about the customer, such as financial statements and published credit ratings. General information regarding industry trends and the general economic environment is also used. The Company determines an estimated loss for specific accounts and estimates an additional amount for the remainder of receivables based on historical trends and other factors. Adverse economic conditions or other factors that might cause deterioration of the financial health of customers could change the timing and level of payments received and necessitate a change in estimated losses.

ACCOUNTING FOR GOODWILL

Goodwill represents the cost of investments in operating companies in excess of the fair value of the net identifiable assets acquired. Goodwill is reviewed for impairment annually, or, when events or circumstances dictate, more frequently. The Company's goodwill impairment reviews consist of a two-step process of first determining the fair value of the reporting unit and comparing it to the carrying value of the net assets allocated to the reporting unit. Fair values of the reporting units were determined based on our estimates of comparable market values. If this fair value exceeds the carrying value, no further analysis or goodwill write-down is required. If the fair value of the reporting unit is less than the carrying value of the net assets, the implied fair value of the reporting unit is allocated to all the underlying assets and liabilities, including both recognized and unrecognized tangible and intangible assets, based on their fair value. If necessary, goodwill is then written-down to its implied fair value.

LONG-LIVED ASSETS

The Company is required to assess potential impairments of long-lived assets in accordance with SFAS No. 144, Accounting for Impairment of Long-lived Assets, if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair value based upon the most recent information available. Estimated fair market value is generally measured by discounting estimated future cash flows developed by management. Long-lived assets that are held for disposal are recorded at the lower of the carrying value or the fair market value less the estimated cost to sell. The Company's long-lived assets primarily include property, plant and equipment used in operations and property held for sale.

ACCOUNTING FOR INCOME TAXES

The Company accounts for income taxes in accordance with FASB Statement No. 109, Accounting for Income Taxes. Significant judgment is required in determining the provision for income taxes and related accruals, deferred tax assets and liabilities. In the ordinary course of business, there are transactions and calculations where the ultimate tax outcome is uncertain. Additionally, the Company's tax returns are subject to audit by various domestic and foreign tax authorities. Although the Company believes its estimates are reasonable, no assurance can be given that the final tax outcome will not be materially different from that which is reflected in the income tax provisions and accruals.

The Company has recorded deferred tax assets related to domestic and foreign tax loss carry-forwards. Limitations on the utilization of these tax assets may apply and the Company may in the future provide a valuation allowance to reduce certain of these deferred tax assets if it concludes that it is more likely than not that the deferred tax assets will not be fully realized.

ENVIRONMENTAL REMEDIATION

The Company is subject to environmental laws and regulations established by federal, state and local authorities and makes provisions for the estimated cost of compliance based on currently available facts, present laws and regulations, and current technology. The liability estimates are reviewed periodically and, as investigations and remediation proceed, the Company makes necessary adjustments to the estimates. The liability estimates are not reduced by possible recoveries from insurance or other third parties.

POST RETIREMENT BENEFITS

Primary actuarial assumptions are determined as follows:

- The expected long-term rate of return on plan assets is based on the Company's estimate of long-term returns for equities and fixed income securities weighted by the allocation of assets in the plans. The rate is impacted by changes in general market conditions, but because it represents a long-term rate, it is not significantly impacted by short-term market swings. Changes in the allocation of plan assets would also impact this rate.

- The assumed discount rate is used to discount future benefit obligations back to today's dollars. The U.S. discount rate is as of the measurement date, December 31. A similar process is used to determine the assumed discount rate for the non-U.S. plans. This rate is sensitive to changes in interest rates. A decrease in the discount rate would increase the Company's obligation and expense.

- The expected rate of compensation increase is used to develop benefit obligations using projected pay at retirement. This rate represents average long-term salary increases and is influenced by the Company's long-term compensation policies. An increase in the rate would increase the Company's obligation and expense.

- The assumed health care trend rate represents the rate at which health care costs are assumed to increase and is based on historical and expected experience. Changes in projections of future health care costs due to general economic conditions and those specific to health care will impact this trend rate. An increase in the trend rate would increase the Company's obligation and expense.

RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the FASB issued SFAS No. 123R, "Share-based Payments." SFAS 123R revises SFAS 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." Under SFAS 123R, the Company is required to select a valuation technique or option-pricing model that meets the standard. Allowable valuation models include a binomial model and the Black-Scholes model. At the present time, the Company is continuing to use the Black-Scholes model. The Company adopted SFAS 123R at the beginning of the first quarter of 2006, applying the "modified prospective transition method." SFAS 123R also requires the Company to estimate forfeitures in calculating the expense relating to stock-based compensation as opposed to recognizing these forfeitures and the corresponding reduction in expense as they occur.

In November 2004, the FASB issued SFAS No. 151 "Inventory Costs". This statement clarifies the accounting for the abnormal amount of idle facilities expense, freight, handling costs and wasted material. This statement requires that those items be recognized as current-period expense. In addition the statement requires that allocation of fixed overhead to the cost of conversion be based on the normal capacity of the production facilities. This statement is effective for fiscal years beginning after June 15, 2005. The Company's current inventory accounting policy follows SFAS 151; therefore, the adoption of SFAS 151 will not have any impact on the consolidated results of operations.

RISKS AND UNCERTAINTIES

EXCESS GLOBAL CAPACITY IN THE STEEL INDUSTRY AND THE AVAILABILITY OF COMPETITIVE SUBSTITUTE MATERIAL HAVE RESULTED IN INTENSE COMPETITION, WHICH MAY EXERT DOWNWARD PRESSURE ON THE PRICES OF THE COMPANY'S PRODUCTS.

The Company competes with numerous foreign and domestic steel producers, largely minimill producers that produce steel by melting scrap in electric arc furnaces, but also integrated producers that produce steel from coke and iron ore. Competition is based on price, quality and the ability to meet customers' product specifications and delivery schedules. In the past, global overcapacity in steel manufacturing has had a negative impact on steel pricing and could adversely affect sales and profit margins in the future. The construction of new mills, expansion and improved production efficiencies of existing mills, restarting of currently idled facilities and the expansion of foreign steel production capacity all contribute to an increase in global steel production capacity. Increases in global steel production capacity combined with high levels of steel imports into North America could exert downward pressure on the prices of the Company's products, which would adversely affect sales and profit margins.

THE CYCLICAL NATURE OF THE STEEL INDUSTRY AND THE INDUSTRIES WE SERVE AND ECONOMIC CONDITIONS IN NORTH AMERICA AND WORLDWIDE MAY CAUSE FLUCTUATIONS IN THE COMPANY'S REVENUE AND PROFITABILITY.

The North American steel industry is cyclical in nature and is affected significantly by prevailing economic conditions in the major world economies. In particular, the North American steel industry is influenced by a combination of factors, including periods of economic growth or recession, strength or weakness of the U.S. or Canadian dollar relative to other currencies, worldwide production capacity and levels of steel imports and applicable tariffs. Future economic downturns, stagnant economic conditions or currency fluctuations could decrease the demand for the Company's products or increase the amount of imports of steel into its markets, any of which could cause fluctuations in the Company's revenue and profitability.

Market conditions for steel products in the U.S. and Canadian market have fluctuated over recent years. The Company is particularly sensitive to trends in cyclical industries, such as the North American construction, transportation, appliance, machinery and equipment industries, which are significant markets for the Company's products. A significant portion of the Company's products is destined for the construction industry and the steel service center industry. Many of the Company's markets are cyclical in nature and affect the demand for its finished products. A disruption or downturn in any of these industries could negatively impart the Company's financial condition, production, sales, margins and earnings. The Company is also sensitive to trends and events that may impact these industries, including strikes and labor unrest.

IMPORTS OF STEEL INTO NORTH AMERICA HAVE ADVERSELY AFFECTED AND MAY AGAIN ADVERSELY AFFECT STEEL PRICES, AND DESPITE TRADE REGULATION EFFORTS, THE INDUSTRY MAY NOT BE SUCCESSFUL IN REDUCING STEEL IMPORTS.

Imports of steel into North America have exerted in recent years, and may again in the future exert, downward pressure on steel prices, which adversely affects the Company's sales and profit margins. Competition from foreign steel producers is strong and may increase due to increases in foreign steel production capacity, the relative strengthening of the U.S. dollar compared to foreign currencies and the reduction of domestic steel demand in the economies of the foreign producers. These factors encourage higher levels of steel exports to North America at lower prices. In the past, protective actions taken by the U.S. government to regulate the steel trade, including import quotas and tariffs, have been temporary in nature and have been found by the World Trade Organization to violate global trade rules. Protective actions may not be taken in the future and, despite trade regulation efforts, unfairly priced imports could enter the North American markets in the future, resulting in price depression that would adversely affect our ability to compete and maintain our sales levels and profit margins.

STEEL OPERATIONS REQUIRE SUBSTANTIAL CAPITAL INVESTMENT AND MAINTENANCE EXPENDITURES THAT MAY ENCOURAGE PRODUCERS TO MAINTAIN PRODUCTION IN PERIODS OF REDUCED DEMAND, WHICH MAY IN TURN EXERT DOWNWARD PRESSURE ON PRICES FOR THE COMPANY'S PRODUCTS.

Steel manufacturing is very capital intensive, requiring the Company and other steel producers to maintain a large fixed-cost base requiring substantial maintenance expenditures. The high levels of fixed costs of operating a minimill encourage mill operators to maintain high levels of output, even during periods of reduced demand, which may exert additional downward pressure on selling prices and profit margins in those periods.

UNEXPECTED EQUIPMENT FAILURES MAY LEAD TO PRODUCTION CURTAILMENTS OR SHUTDOWNS.

Interruptions in the Company's production capabilities would increase production costs and reduce sales and earnings for the affected period. In addition to periodic equipment failures, the Company's facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. Unexpected interruptions in production capabilities would adversely affect productivity and results of operations. The Company's insurance may not cover its losses.

THE COMPANY'S PROFITABILITY CAN BE ADVERSELY AFFECTED BY INCREASES IN RAW MATERIAL AND ENERGY COSTS.

The Company's operating results are significantly affected by the cost of steel scrap and scrap substitutes that are the primary raw material for the Company's minimill production facilities. Prices for steel scrap are subject to market forces largely beyond the Company's control, including demand by U.S. and international steel producers, freight costs and speculation. The increasing rate of worldwide steel scrap consumption, especially in China, has placed significant upward pressure on the price of steel scrap. A combination of a weaker U.S. dollar and strong global demand for steel scrap have reduced the domestic steel scrap supply resulting in steel scrap prices that are currently at historically high levels. Metal spread, the difference between mill selling prices and scrap raw material cost, is also currently close to previous ten-year highs. The Company does not know how long these levels can be maintained and if scrap prices increase significantly without a commensurate increase in finished steel selling prices, profit margins could be materially adversely affected. The Company may not be able to pass on higher scrap costs to its customers by increasing mill selling prices and prices of downstream products. Further increases in the prices paid for scrap and other inputs could also impair our ability to compete with integrated mills and cause production to decline and adversely affect sales and profit margins.

Most of the Company's minimill operations have long-term electricity supply contracts with either major utilities or energy suppliers. The electric supply contracts typically have two components: a firm portion and an interruptible portion. The firm portion supplies a base load for essential plant requirements. The interruptible portion supplies the electric arc furnace and rolling mill power demand. This portion represents the majority of the total electric demand, and for the most part, is affected by spot market prices of electricity. Therefore, the Company has significant exposure to the variances of the electricity market that could materially adversely affect operating margins and results of operations. Generally, the Company does not have long-term contracts for natural gas and therefore, is subject to market supply variables and pricing that could materially adversely affect operating margins and results of operations.

THE COMPANY MAY NOT BE ABLE TO SUCCESSFULLY RENEGOTIATE COLLECTIVE BARGAINING AGREEMENTS WHEN THEY EXPIRE AND FINANCIAL RESULTS MAY BE ADVERSELY AFFECTED BY LABOR DISRUPTIONS.

Approximately 35% of the Company's employees are represented by the United Steelworkers of America ("USWA") and other unions under different collective bargaining agreements. The agreements have different expiration dates. During 2005 we reached new agreements with the employees at our Memphis wire, Cambridge minimill and Wilton recycling operations. The collective bargaining agreements with employees at the Beaumont and Wilton facilities expired in 2005 and, although negotiations are ongoing, new agreements have not yet been reached. One collective bargaining agreement, with the employees at our Perth Amboy Mill, will expire in July 2006.

On May 26, 2005, the Company ceased operations at its Beaumont facility to encourage the USWA to act on the Company's "last, best and final" agreement offer that was presented to the union committee in May 2005. On December 12, 2005, the Beaumont facility began to resume normal operations although negotiations are ongoing and a final contract has not yet been concluded with the Beaumont union representatives.

The Beaumont and Wilton facilities are currently operating without a collective bargaining agreement. The collective bargaining agreement at the St. Paul facility expired in 2005 but has been temporarily extended. The Company cannot assure you that these collective bargaining agreements will be successfully renegotiated without the occurrence of a work stoppage.

The Company may be unable to successfully negotiate new collective bargaining agreements without any labor disruption. A labor disruption could, depending on the operations affected and the length of the disruption, have a material adverse effect on the Company's operations. Labor organizing activities could occur at one or more of the Company's other facilities or at other companies upon which the Company is dependent for raw materials, transportation or other services. Such activities could result in a significant loss of production and revenue and have a material adverse effect on the Company's financial results and results of operations.

ENVIRONMENTAL LAWS AND REGULATIONS AFFECT THE COMPANY AND COMPLIANCE MAY BE COSTLY AND REDUCE PROFITABILITY.

As the Company is involved in steel production, it produces and uses certain substances that may pose environmental hazards. The principal hazardous waste generated by steel producing operations is electric arc furnace (EAF) dust, a residual from the production of steel in electric arc furnaces. EAF dust is collected, handled and disposed of in a manner the Company believes meets all current federal, state and provincial environmental regulations, and the costs of collection and disposal of EAF dust are being expensed as operating costs when incurred. Environmental legislation and regulations at the federal, state and provincial levels over EAF dust are subject to change which may change the cost of compliance and have a material adverse effect on the Company's financial results and results of operations.

In April 2001, the Company was notified by the Environmental Protection Agency
(EPA), of an investigation that identifies the Company as a potential responsible party (PRP) in a Superfund Site in Pelham, Georgia. The Pelham site was a fertilizer manufacturer in operation from 1910 through 1992, lastly operated by Stoller Chemical Company, a now bankrupt corporation. The EPA has filed suit under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCA) with the Company named as a defendant seeking damages of $16.6 million. CERCA imposes joint and several strict liability in connection with environmental contamination. The Company is included in this action because the Company allegedly shipped EAF dust to this property. The EPA originally offered a settlement to the named PRPs under which the Company's allocation was approximately $1.8 million. One of the named PRPs is in bankruptcy proceedings. The EPA has reconsidered the appropriate allocation. That reconsideration caused the EPA's view of the Company's allocation to substantially increase. The Company objects to its inclusion as a PRP on several bases, has asserted defenses, including statute of limitations defenses, and is pursuing legal alternatives, including adding a third party which the Company believes was incorrectly excluded from the original lawsuit. In 2004, the court denied a motion asserting some, but not all, of the Company's defenses. Also in 2004, the EPA and the Company had further discussions on a settlement and, based on these discussions, the Company believes that the EPA has a settlement range of $8.0 to $10.0 million. The Company is not in agreement with this assessment. The Company previously offered to settle the matter for $1.6 million. EPA is in the process of finalizing a settlement with two of the five defendants for $1.7 million. The EPA and the Company have filed cross-motions for summary judgment on the issue of liability. Although the Company has accrued $1.6 million with respect to this matter, the ultimate outcome of this matter cannot be determined at this time.

THE TIMELY COMPLETION OF THE SHEFFIELD ACQUISITION, INCLUDING RECEIPT OF REGULATORY AGENCY APPROVALS, AND THE ABILITY TO INTEGRATE SHEFFIELD'S BUSINESS AND ACHIEVE SYNERGIES MAY NOT BE SUCCESSFUL AND MAY REDUCE THE COMPANY'S PROFITABILITY.

The proposed acquisition of Sheffield involves risks, including that the acquisition may not be completed. If the acquisition is completed, there may be risks relating to the difficulty of integrating our business, operations, products and services with those of Sheffield. Integration may result in additional expenses, which would negatively affect our results of operations and financial condition. In addition, following our acquisition of Sheffield, we may discover that we have acquired undisclosed liabilities. Although we have conducted what we believe to be a prudent investigation in connection with our proposed acquisition of Sheffield, an unavoidable level of risk remains regarding any undisclosed or unknown liabilities or issues concerning the Sheffield assets that we are acquiring.

BY SEEKING PROTECTION UNDER BANKRUPTCY LAWS, SOME OF THE COMPANY'S COMPETITORS HAVE BEEN RELIEVED OF DEBT BURDENS AND LEGACY COSTS WHICH MAY ENABLE THEM TO OPERATE MORE COMPETITIVELY.

Many U.S. and Canadian steel companies have sought bankruptcy protection over the last several years. Several of these companies have continued to operate, while reducing prices to maintain volumes and cash flow, and have obtained concessions from their employees, suppliers and lenders. Upon emerging from bankruptcy, these companies, or new entities that purchased their facilities through the bankruptcy process, have been relieved of many obligations including debt, environmental, employee and retiree benefits and other obligations, commonly referred to as legacy costs. As a result, they may be able to operate more competitively than the Company and other producers that have remained solvent.

CURRENCY FLUCTUATIONS COULD ADVERSELY AFFECT THE COMPANY'S FINANCIAL RESULTS OR COMPETITIVE POSITION.

The Company reports its results in U.S. dollars. As a result, fluctuations in the exchange rate between the U.S and Canadian dollar will affect reported results. The percentage of the Company's costs that are denominated in Canadian dollars is greater than the percentage of net sales, which means results are negatively affected when the Canadian dollar strengthens compared to the U.S dollar. In addition, the Company's Canadian operations compete with U.S. producers and are less competitive as the Canadian dollar strengthens relative to the U.S. dollar. Similarly, the U.S. and Canadian operations are more susceptible to the threat of imports during times when the U.S and Canadian dollars strengthen relative to the currencies of exporting countries. To the extent the Company has borrowings that are denominated in Canadian dollars, results of operations are also negatively affected by a strengthening in the Canadian dollar compared to the U.S. dollar.

THE COMPANY'S PENSION PLANS ARE UNDERFUNDED.

The Company has several pension plans that are currently underfunded, and adverse market conditions could require the Company to make substantial cash payments to fund the plans which would reduce cash available for other business needs.

THE COMPANY USES ESTIMATES.

The Company prepares financial statements in conformity with generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, amounts reported as contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses in the accounting period. Actual results could differ from the estimates made by management. Significant differences between actual results and estimates could have a material adverse effect on the Company's financial results and results of operations.

THE COMPANY DEPENDS ON SENIOR MANAGEMENT AND MAY BE UNABLE TO REPLACE KEY EXECUTIVES IF THEY LEAVE.

The Company's operations and prospects depend in large part on the performance of its senior management team. The Company does not have employment contracts with any of its executive officers other than Mario Longhi, CEO and President. The Company cannot assure you that these individuals will remain with the Company as employees. In addition, the Company cannot assure you that it would be able to find qualified replacements for any of these individuals if their services were no longer available. The loss of the services of one or more members of the senior management team or the difficulty in attracting, retaining and maintaining additional senior management personnel could have a material adverse effect on the Company's business, financial condition and results of operations.

THE COMPANY RELIES ON ITS JOINT VENTURES FOR A PORTION OF ITS INCOME AND CASH FLOW, BUT DOES NOT CONTROL THEM OR THEIR DISTRIBUTIONS.

The Company has three 50%-owned joint ventures that contribute to its financial results but that it does not control. These joint ventures contributed $29.3 million to net income for the quarter ended March 31, 2006, and $31.7 million to net income for the quarter ended March 31, 2005. The Company received $30.4 million of cash distributions from its joint ventures in the quarter ended March 31, 2006 and the quarter ended March 31, 2005. However, the Company does not control the joint ventures and cannot, without agreement from its partner, cause any joint venture to distribute its income from operations to the Company. In addition, Gallatin's existing financing agreement prohibits it from distributing cash to the Company unless specified financial covenants are satisfied. Additionally, since the Company does not control its joint ventures, they may not be operated in a manner that the Company believes would be in the joint ventures', or the Company's, best interests.

OUTLOOK

Recognizing that the Company works in a cyclical and changing sector with limited forward visibility, the Company is very pleased with the continued strength of the North American steel sector and the favorable market conditions and environment. This represents an excellent window of opportunity to achieve satisfactory returns and payback on the significant acquisition expenditures over the 2002 through 2005 timeframe. The focus in the June quarter is to integrate the people and assets of Sheffield Steel into the Company's culture and business philosophy, as well as continuing to improve the productivity and cost efficiency of operations. The Company remains cautiously optimistic for the remainder of 2006 with shipments, prices and metal spreads continuing firm. With safety at the forefront, the Company endeavors to maintain an exceptional human resource base, an unparalleled operating and technical knowledge platform, and a strong balance sheet with the flexibility to benefit from a wide range of potential economic scenarios.


/s/ Phillip E. Casey                    /s/ Mario Longhi
-------------------------------------   ----------------------------------------
Phillip E. Casey                        Mario Longhi
Chairman of the Board                   President and CEO

May 2, 2006

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(US$ in thousands)

                                                       MARCH 31,
                                                          2006      DECEMBER 31,
                                                      (unaudited)       2005
                                                      -----------   ------------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents                           $  228,237    $  414,259
   Restricted cash                                            473           473
   Short-term investments                                 177,850            --
   Accounts receivable, net                               429,090       344,758
   Inventories (note 4)                                   713,015       745,165
   Deferred tax assets                                     23,391        23,212
   Other current assets                                    26,318        23,236
                                                       ----------    ----------
      TOTAL CURRENT ASSETS                              1,598,374     1,551,103
INVESTMENTS (note 6)                                      152,355       153,439
PROPERTY, PLANT AND EQUIPMENT (note 5)                    974,427       955,601
GOODWILL                                                  122,716       122,716
DEFERRED FINANCING COSTS                                   14,158        14,451
DEFERRED TAX ASSETS                                        20,260        23,424
OTHER ASSETS                                                9,879         8,717
                                                       ----------    ----------
TOTAL ASSETS                                           $2,892,169    $2,829,451
                                                       ==========    ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable                                    $  304,152    $  285,019
   Accrued salaries, wages and employee benefits           58,942        66,744
   Accrued interest                                        12,173        21,003
   Income taxes payable                                    41,364        13,140
   Other current liabilities                               49,724        48,131
   Current portion of long-term borrowings (note 7)           917         1,014
                                                       ----------    ----------
      TOTAL CURRENT LIABILITIES                           467,272       435,051
LONG-TERM BORROWINGS, LESS CURRENT PORTION (note 7)       432,696       432,737
CONVERTIBLE DEBENTURES                                     98,463        96,594
ACCRUED BENEFIT OBLIGATIONS (note 9)                      150,910       147,167
OTHER LIABILITIES                                          73,454        65,246
DEFERRED TAX LIABILITIES                                   68,440        68,637
                                                       ----------    ----------
TOTAL LIABILITIES                                       1,291,235     1,245,432
                                                       ----------    ----------
SHAREHOLDERS' EQUITY
   Capital stock (note 11)                              1,011,831     1,010,341
   Retained earnings                                      554,709       540,415
   Accumulated other comprehensive income                  34,394        33,263
                                                       ----------    ----------
TOTAL SHAREHOLDERS' EQUITY                              1,600,934     1,584,019
                                                       ----------    ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY             $2,892,169    $2,829,451
                                                       ==========    ==========

See accompanying notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
(US$ in thousands, except earnings per share data)
(Unaudited)

                                                   THREE MONTHS ENDED
                                                -----------------------
                                                 MARCH 31,    MARCH 31,
                                                   2006         2005
                                                ----------   ----------
NET SALES                                       $1,059,230   $1,002,538
OPERATING EXPENSES
   Cost of sales (exclusive of depreciation)       864,441      857,014
   Selling and administrative                       55,446       26,078
   Depreciation                                     26,135       25,522
   Other operating income                           (2,486)        (608)
                                                ----------   ----------
                                                   943,536      908,006
                                                ----------   ----------
INCOME FROM OPERATIONS                             115,694       94,532
EARNINGS FROM JOINT VENTURES                        29,329       31,678
                                                ----------   ----------
INCOME BEFORE OTHER EXPENSES AND INCOME TAXES      145,023      126,210
OTHER EXPENSES
   Interest, net                                    10,662       11,456
   Foreign exchange loss (gain)                      1,078       (1,085)
   Amortization of intangible assets                   697          647
                                                ----------   ----------
                                                    12,437       11,018
                                                ----------   ----------
INCOME BEFORE INCOME TAXES                         132,586      115,192
INCOME TAX EXPENSE                                  45,200       36,620
                                                ----------   ----------
NET INCOME                                      $   87,386   $   78,572
                                                ==========   ==========
EARNINGS PER COMMON SHARE - BASIC               $     0.29   $     0.26
EARNINGS PER COMMON SHARE - DILUTED             $     0.29   $     0.26

See accompanying notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND
COMPREHENSIVE INCOME
(US$ in thousands)
(Unaudited)

                                                                    ACCUMULATED OTHER
                               NUMBER OF     INVESTED    RETAINED     COMPREHENSIVE
                                 SHARES       CAPITAL    EARNINGS         INCOME           TOTAL
                              -----------   ----------   --------   -----------------   ----------
BALANCE-
   DECEMBER 31, 2004          304,028,122   $1,008,511   $311,853        $44,400        $1,364,764
                              -----------   ----------   --------        -------        ----------
   Net income                                              78,572                           78,572
   Foreign exchange                                                       (2,329)           (2,329)
   Cash dividends                                          (6,083)                          (6,083)
   Employee stock options         183,902          998                                         998
                              -----------   ----------   --------        -------        ----------
BALANCE-
   MARCH 31, 2005             304,212,024   $1,009,509   $384,342        $42,071        $1,435,922
                              -----------   ----------   --------        -------        ----------

BALANCE-
   DECEMBER 31, 2005          304,471,493   $1,010,341   $540,415        $33,263        $1,584,019
   Net income                                              87,386                           87,386
   Foreign exchange                                                        1,131             1,131
   Cash dividends                                         (73,092)                         (73,092)
   Stock based compensation                        307                                         307
   Employee stock options         257,632        1,183                                       1,183
                              -----------   ----------   --------        -------        ----------
BALANCE-
   MARCH 31, 2006             304,729,125   $1,011,831   $554,709        $34,394        $1,600,934
                              -----------   ----------   --------        -------        ----------

See accompanying notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in thousands)
(Unaudited)

                                                                                     THREE MONTHS ENDED
                                                                                   ----------------------
                                                                                   MARCH 31,    MARCH 31,
                                                                                      2006        2005
                                                                                   ---------   ----------
OPERATING ACTIVITIES
Net income                                                                         $  87,386   $  78,572
Adjustment to reconcile net income to net cash provided by operating activities:
   Depreciation                                                                       26,135      25,522
   Amortization                                                                          697         647
   Deferred income taxes                                                               3,496          86
   Gain on disposition of property, plant and equipment                               (4,560)         --
   Income from joint ventures                                                        (29,329)    (31,678)
   Distributions from joint ventures                                                  30,403      30,403

Changes in operating assets and liabilities, net of acquisitions:
   Accounts receivable                                                               (81,918)    (67,661)
   Inventories                                                                        33,306      44,240
   Other assets                                                                       (1,172)      8,167
   Liabilities                                                                        41,612      51,433
                                                                                   ---------   ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                            106,056     139,731

INVESTING ACTIVITIES
   Additions to property, plant and equipment                                        (40,879)    (29,238)
   Proceeds received from the sale of property, plant and equipment                    5,205          --
   Acquisitions                                                                       (7,692)    (49,654)
   Purchases of short-term investments                                              (177,850)    (38,150)
                                                                                   ---------   ---------
NET CASH USED IN INVESTING ACTIVITIES                                               (221,216)   (117,042)

FINANCING ACTIVITIES
   Payments on term loans                                                              1,458      (1,256)
   Additions to deferred financing costs                                                (404)         --
   Cash dividends                                                                    (73,092)     (6,083)
   Proceeds from issuance of employee stock purchases                                  1,183         998
                                                                                   ---------   ---------
NET CASH USED IN FINANCING ACTIVITIES                                                (70,855)     (6,341)

Effect of exchange rate changes on cash and cash equivalents                              (7)     (1,655)
                                                                                   ---------   ---------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                                    (186,022)     14,693

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                     414,259      88,132
                                                                                   ---------   ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                         $ 228,237   $ 102,825
                                                                                   =========   =========

See accompanying notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US$ IN THOUSANDS)

NOTE 1 -- BASIS OF PRESENTATION

The Company operates steel minimills, producing primarily steel bars and special sections for commercial and industrial building construction, steel service centers and original equipment manufacturers. Its principal market area is the eastern United States and Canada. Principal suppliers to the Company include scrap metal producers, electric utilities, natural gas suppliers, rail and truck carriers. All significant intercompany transactions and accounts have been eliminated in consolidation.

NOTE 2 -- STOCK BASED COMPENSATION

The Company has several stock based compensation plans, which are described below.

For the year ended December 31, 2004, the Company's Human Resources Committee adopted the 2004 Long-Term Incentive Stakeholder Plan (the "2004 Stakeholder Plan"). The 2004 Stakeholder Plan is designed to reward the Company's senior management with a share of the Company's profits after a capital charge. Awards, calculated in dollars, are invested in phantom common shares at a price equal to the closing price of the common shares on the New York Stock Exchange on the date of the grant, and vest in equal installments on each of the four anniversary dates of the date of grant. Payouts will be calculated based on the closing price of Common Shares on the New York Stock Exchange on the vesting date and will be paid as soon as practicable following vesting. An award of approximately $14.0 million was earned by participants in the 2004 Stakeholder Plan for the year ended December 31, 2004 and was granted on March 1, 2005. The award is being accrued over the vesting period. No further awards will be made under this plan.

For the year commencing January 1, 2005, the Human Resources Committee adopted the 2005 Long-Term Incentive Plan (the "2005 LTI Plan"). The 2005 LTI Plan is designed to reward the Company's employees with bonuses based on the achievement of return on capital invested targets. Bonuses which have been earned are awarded after the end of the year in the form of cash, stock appreciation rights ("SARs"), and/or options. The portion of any bonus which is payable in cash is to be paid in the form of phantom stock. The number of shares of phantom stock awarded to a participant is determined by dividing the cash bonus amount by the fair market value of a Common Share at the date the award of phantom stock is made based on the weighted average trading price of Common Shares on the New York Stock Exchange. Phantom stock and SARs vest 25% on each of the first four anniversaries of the date of the award. Phantom stock will be paid out following vesting on the basis of a cash payment. The number of options awarded to a participant is determined by dividing the non-cash amount of the bonus by the fair market value of a Common Share at the date the award of the options is made, and then adjusting this amount by a factor calculated based on the value of such options at that date (where the value of the options is determined by the Committee based on a Black Scholes or other method for determining option values). Options vest 25% on each of the first four anniversaries of the date of the award. Options may be exercised following vesting. Options have a maximum term of 10 years. The maximum number of options able to be granted under this plan is 6,000,000. An award of approximately $3.0 million was earned by participants in 2005 and is payable 50% in options and 50% in phantom stock. On March 20, 2006, the Company issued 202,478 options under this plan. The award is being accrued over the vesting period.

Under the Company's Stock-Based Option Plan, the Company was permitted to grant options to employees and directors to acquire up to a maximum of 3,041,335 common shares. The exercise price was based on the closing price of common shares on the trading date previous to the date the options are issued. The options have a maximum term of 10 years, have a vesting term of various periods as determined by the Plan administrator at the time of grant, and are exercisable in installments. The remaining 593,000 options outstanding under this plan expire on various dates up to April 13, 2008. No grants have been made under this plan since 1998.

A subsidiary of the Company, Gerdau Ameristeel US Inc. ("Ameristeel"), had several stock compensation plans for its employees. Under the terms of the Transaction Agreement relating to the 2002 merger with Co-Steel Inc., minority shareholders of Ameristeel exchanged shares of Ameristeel stock and options for stock and options of the Company at an exchange rate of 9.4617 Company shares and options for each Ameristeel share or option. This exchange took place on March 31, 2003. All amounts presented in the discussion below have been restated to reflect the historical shares at the exchanged value.

In September 1996, Ameristeel's Board of Directors approved the Ameristeel Corporation Equity Ownership Plan (the "Equity Ownership Plan"), which provided for grants of common stock, options to purchase common stock and SARs. After conversion into common shares of the Company, the maximum number of common shares issuable under the plan is 4,152,286. All issued options and shares of issued common stock become one-third vested two years from the grant date, and one third in each of the subsequent two years from the grant date. All grants were at the estimated fair market value of the common stock on the grant date, determined based on an independent appraisal as of the end of the previous year-end. Options may be exercised for 10 years from the grant date.

In July 1999, Ameristeel's Board of Directors approved a Stock Purchase/SAR Plan (the "SAR Plan") available to essentially all employees. The SAR Plan authorized 946,170 shares of common stock to be sold to employees during three offering periods, July through September in each of 1999, 2002 and 2005. Employees who purchased stock were awarded stock appreciation rights ("SARs") equal to four times the number of shares purchased. SARs were granted at fair value at the date of the grant. The SARs become exercisable at the rate of 25% annually from the grant date and may be exercised for 10 years from the grant date. The SARs are recorded as a liability and benefits are charged to expense.

In July 2002, Ameristeel's Board of Directors approved the issuance of SARs that were granted to officers with exercise prices granted at fair value at the date of grant. 6,244,722 SARs were authorized and issued. The SARs become one-third vested two years from the grant date, and one third in each of the subsequent two years from the grant date. SARs may be exercised for 10 years from the grant date. The SARs are recorded as a liability and benefits are charged to expense.

Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123R, "Share-Based Payment" (SFAS 123R) for its share-based compensation plans. The Company previously accounted for these plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations and disclosure requirements established by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), as amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transitions and Disclosure" (SFAS 148).

Under APB 25, no compensation expense was recorded in earnings for the Company's stock options. The pro forma effects on net income and earnings per share for stock options were instead disclosed in a footnote to the financial statements. Under SFAS 123R, all share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense in earnings over the requisite service period.

The Company adopted SFAS 123R using the modified prospective transition method. Under this transition method, compensation cost recognized includes: (a) the compensation cost for all share-based awards granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123 and (b) the compensation cost for all share-based awards granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. Results for prior periods have not been restated.

Under SFAS 123R, the Company is required to select a valuation technique or option-pricing model that meets the criteria as stated in the standard, which includes a binomial model and the Black-Scholes model. At the present time, the Company is continuing to use the Black-Scholes model. SFAS 123R also requires the Company to estimate forfeitures in calculating the expense relating to stock-based compensation as opposed to only recognizing these forfeitures and the corresponding reduction in expense as they occur.

In the first quarter of 2006, the Company recognized stock compensation costs related to the options issued during the quarter. The remaining unrecognized compensation cost related to unvested awards at March 31, 2006, approximated $0.6 million and the weighted-average period of time over which this cost will be recognized is 3 years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants issued in the first quarter of 2006:

                              2006
                          -----------
Risk free interest rate    4.68%
Expected life              6.25 years
Expected volatility       47.39%
Expected dividend yield    0.80%

The following table summarizes stock options outstanding as of March 31, 2006, as well as activity during the first quarter then ended:

                                    NUMBER OF   WEIGHTED-AVERAGE
                                      SHARES     EXERCISE PRICE
                                    ---------   ----------------
Outstanding at December 31, 2005    2,264,576         $6.42
Granted                               202,478          9.50
Exercised                            (257,632)         1.85
Forfeited or expired                       --            --
Outstanding at March 31, 2006 (a)   2,209,422         $7.23
                                    =========         =====
Exercisable at March 31, 2006       2,006,944
                                    =========

(a) At March 31, 2006, the weighted-average remaining contractual life of options outstanding was 4.9 years.

At March 31, 2006, the aggregate intrinsic value of options outstanding and options exercisable was $10.4 million and $10.4 million, respectively. (The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option).

The weighted-average grant date fair value of stock options granted during the first quarter of 2006 was $9.50.

Cash proceeds, tax benefits and intrinsic value related to total stock options exercised during the first quarter of 2006 are provided in the following table ($000s):

                                                  2006
                                                 ------
Proceeds from stock options exercised            $1,183
Tax benefit related to stock options exercised      706
Intrinsic value of stock options exercised        1,919

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123R, "Share-based Payments." SFAS 123R revises SFAS 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." Under SFAS 123R, the Company is required to select a valuation technique or option-pricing model that meets the criteria as stated in the standard. Allowable valuation models include a binomial model and the Black-Scholes model. At the present time, the Company is continuing to use the Black-Scholes model. The Company adopted SFAS 123R at the beginning of the first quarter of 2006, applying the "modified prospective application." SFAS 123R also requires the Company to estimate forfeitures in calculating the expense relating to stock-based compensation as opposed to only recognizing these forfeitures and the corresponding reduction in expense as they occur.

NOTE 3 -- ACQUISITIONS

In February 2006, the Company acquired certain assets and assumed certain liabilities of Fargo Iron and Metal Company, a scrap processor, for approximately $5.5 million. In March 2006, the Company acquired certain assets and assumed certain liabilities of Callaway Building Products, Inc., a rebar fabricator, for approximately $2.2 million.

NOTE 4 -- INVENTORIES

Inventories consist of the following ($000s):

                                                                             AT
                                                         AT MARCH 31,   DECEMBER 31,
                                                             2006           2005
                                                         ------------   ------------
Ferrous and non-ferrous scrap                              $106,939       $128,772
Work in-process                                             123,313        106,370
Finished goods                                              283,300        306,263
Raw materials (excluding scrap) and operating supplies      199,463        203,760
                                                           --------       --------
                                                           $713,015       $745,165
                                                           ========       ========

NOTE 5 -- PROPERTY, PLANT & EQUIPMENT

Property, plant and equipment consist of the following ($000s):

                                                         AT MARCH 31, 2006
                                              --------------------------------------
                                                            ACCUMULATED       NET
                                                 COST      DEPRECIATION   BOOK VALUE
                                              ----------   ------------   ----------
Land and improvements                         $   82,457    $  (5,686)     $ 76,771
Buildings and improvements                       184,354      (36,441)      147,913
Machinery and equipment                        1,114,117     (495,901)      618,216
Construction in progress                         125,777           --       125,777
Property, plant and equipment held for sale        5,750           --         5,750
                                              ----------    ---------      --------
                                              $1,512,455    $(538,028)     $974,427
                                              ==========    =========      ========

                                                       AT DECEMBER 31, 2005
                                              --------------------------------------
                                                            ACCUMULATED       NET
                                                 COST      DEPRECIATION   BOOK VALUE
                                              ----------   ------------   ----------
Land and improvements                         $   80,387    $  (5,301)     $ 75,086
Buildings and improvements                       180,463      (34,541)      145,922
Machinery and equipment                        1,101,654     (474,437)      627,217
Construction in progress                         101,626           --       101,626
Property, plant and equipment held for sale        5,750           --         5,750
                                              ----------    ---------      --------
                                              $1,469,880    $(514,279)     $955,601
                                              ==========    =========      ========

NOTE 6 -- JOINT VENTURES

The Company's investments in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail are 50% joint ventures. The Company's interests in the joint ventures have been accounted for using the equity method.

The following table sets forth selected data for the Company's joint ventures ($000s):

                                        MARCH 31,   DECEMBER 31,
                                           2006         2005
                                        ---------   ------------
BALANCE SHEET
   Current assets                        $ 87,779     $ 96,411
   Property, plant and equipment, net     125,718      132,768
   Current liabilities                     23,809       31,558
   Long-term debt                           1,664        1,678

                                 THREE MONTHS ENDED
                                     MARCH 31,
                                -------------------
                                  2006       2005
                                --------   --------
STATEMENT OF EARNINGS
   Sales                        $120,392   $129,211
   Operating income               29,376     31,485
   Income before income taxes     29,307     31,568
   Net Income                     29,329     31,678

The tax expense for the Company's partnership, Gallatin Steel Company, is provided for in the Company's tax provision and the remainder of the joint venture earnings are net of tax.

NOTE 7 -- LONG-TERM DEBT

On June 27, 2003, the Company refinanced its debt by issuing $405.0 million aggregate principal 10 3/8% Senior Notes. The notes mature July 15, 2011 and were issued at 98% of face value. The Company also entered into a new Senior Secured Credit Facility with a term of up to five years, which provides commitments of up to $350.0 million. The borrowings under the Senior Secured Credit Facility are secured by the Company's inventory and accounts receivable. The proceeds were used to repay existing indebtedness.

On October 31, 2005, the Company completed an amendment of the Senior Secured Credit Facility. The significant changes from the existing agreement include an increase of commitments to up to $650 million and an extension of the term to October 31, 2010. At March 31, 2006, there was nothing drawn against this facility and based upon available collateral under the terms of the agreement, approximately $582.4 million was available under the Senior Secured Credit Facility, net of $67.6 million of outstanding letters of credit.

Debt includes the following ($000s):

                                                            MARCH 31,   DECEMBER 31,
                                                               2006         2005
                                                            ---------   ------------
Senior Notes, bearing interest of 10.375%, due July 2011,
   net of original issue discount                           $398,994      $398,780
Industrial Revenue Bonds, bearing interest of 1.74% to
   6.38%, due through December 2018                           31,600        31,600
AmeriSteel Bright Bar Term Loan, bearing interest of
   7.50%, due June 2011                                        2,324         2,395
Other, bearing interest of 3.75%, due through May 2009           695           976
                                                            --------      --------
                                                             433,613       433,751
Less current portion                                            (917)       (1,014)
                                                            --------      --------
                                                            $432,696      $432,737
                                                            ========      ========

NOTE 8 -- INCOME TAXES

The income tax expense differs from the amount calculated by applying the Canadian income tax rate (federal and provincial) to income before income taxes as follows:

                                                                    THREE MONTHS
                                                                  ENDED MARCH 31,
                                                                 -----------------
                                                                   2006      2005
                                                                 -------   -------
Income tax expense computed using Canadian statutory tax rates   $45,238   $39,151
Increased (decreased) by the tax effect of:
   Tax exempt income                                              (6,225)   (6,150)
   Effect of different rates in foreign jurisdictions              4,748     2,952
   Convertible debenture purchase price adjustment                   678       546
   Unrealized foreign exchange losses                               (226)      274
   Other, net                                                        987      (153)
                                                                 -------   -------
Income tax expense                                               $45,200   $36,620
                                                                 =======   =======

NOTE 9 -- POST RETIREMENT BENEFITS

The Company maintains defined benefit pension plans covering the majority of employees. The benefits are based on years of service and compensation during the period of employment. Annual contributions are made in conformity with minimum funding requirements and maximum deductible limitations.

The Company currently provides specified health care benefits to retired employees. Employees who retire after a certain age with specified years of service become eligible for benefits under this unfunded plan. The Company has the right to modify or terminate these benefits. The Company uses a December 31 measurement date for its plans.

The following tables summarize the accumulated pension benefits and postretirement medical benefit obligations included in the Company's consolidated statements of financial position ($000s):

                                                  PENSION BENEFITS                OTHER BENEFIT PLANS
                                                 THREE MONTHS ENDED                THREE MONTHS ENDED
                                          -------------------------------   -------------------------------
                                          MARCH 31, 2006   MARCH 31, 2005   MARCH 31, 2006   MARCH 31, 2005
                                          --------------   --------------   --------------   --------------
Components of net periodic benefit cost
Service cost                                 $ 4,230          $ 2,745            $363             $283
Interest cost                                  6,134            5,569             684              538
Expected return on plan assets                (6,097)          (5,244)             --               --
Amortization of transition obligation             47               44              --               --
Amortization of prior service cost               324               73             (82)             (53)
Recognized actuarial loss                        837              554              25                8
                                             -------          -------            ----             ----
Net periodic benefit cost                    $ 5,475          $ 3,741            $990             $776
                                             =======          =======            ====             ====

The Company contributed $3.3 million to its defined benefit pension plans for the three months ended March 31, 2006. The Company expects to contribute an additional $22.1 million during the fiscal year 2006.

NOTE 10 -- COMPREHENSIVE INCOME

In addition to net income, comprehensive income included certain amounts recorded directly in equity. The following table summarizes the components of comprehensive income, net of related income tax effects ($000s):

                                                 THREE MONTHS ENDED
                                          -------------------------------
                                          MARCH 31, 2006   MARCH 31, 2005
                                          --------------   --------------
Net income                                    $87,386         $78,572
Foreign currency translation adjustment         1,131          (2,329)
                                              -------         -------
Comprehensive Income                          $88,517         $76,243
                                              =======         =======

Accumulated other comprehensive income is comprised of the minimum pension liability and foreign currency translation adjustments.

NOTE 11 -- CAPITAL STOCK

Capital stock consists of the following shares:

                    Authorized      Par Value        Issued     Invested Capital
                      Number     (in thousands)      Number      (in thousands)
                    ----------   --------------   -----------   ----------------
March 31, 2006
   Common            Unlimited         $--        304,729,125      $1,011,831

December 31, 2005
   Common            Unlimited         $--        304,471,493      $1,010,341

On March 9, 2006, the Company paid, in addition to the normal $0.02 per common share quarterly dividend, a special dividend of $0.22 per common share. These resulted in a total dividend payment of $73.1 million to shareholders of record at the close of business on February 22, 2006.

On May 2, 2006, the Board of Directors approved a quarterly cash dividend of $0.02 per common share, payable June 2, 2006 to shareholders of record at the close of business on May 18, 2006.

EARNINGS PER SHARE

The following table identifies the components of basic and diluted earnings per share ($000s except per share data):

                                             THREE MONTHS ENDED
                                      -------------------------------
                                      MARCH 31, 2006   MARCH 31, 2005
                                      --------------   --------------
Basic earnings per share:
   Basic net earnings                  $     87,386     $     78,572
   Average shares outstanding           304,568,170      304,109,455
   Basic net earnings per share        $       0.29     $       0.26
Diluted earnings per share:
   Diluted net earnings                $     87,386     $     78,572
Diluted average shares outstanding:
   Average shares outstanding           304,568,170      304,109,455
   Dilutive effect of stock options       1,064,258        1,373,634
                                       ------------     ------------
                                        305,632,428      305,483,089
Diluted net earnings per share         $       0.29     $       0.26

At March 31, 2006, options to purchase 593,000 (684,500 at March 31, 2005) common shares were not included in the computation of diluted earnings per share as their inclusion would be anti-dilutive.

NOTE 12 -- CONTINGENCIES AND COMMITMENTS

The Company is a defendant in an action brought by the U.S. Environmental Protection Agency (EPA) in connection with a Superfund Site in Pelham, Georgia. The EPA claims that it has incurred total damages in the amount of $16.2 million. The Company has had settlement discussions with the EPA in which the Company offered $1.6 million to settle the matter. The offer was not accepted by the EPA. Based on these discussions, the Company believes that the EPA has a settlement range of $8.0 to $10.0 million. The Company does not accept this liability and has been considering legal alternatives including pursuing other contributing parties' insurance carriers. On March 16, 2005, the EPA filed a motion for summary judgment against the Company. In its motion, the EPA asked the court to rule that the Company is jointly and severally liable for all cleanup costs incurred by the EPA in responding to the cleanup of the Pelham site. On June 10, 2005, the EPA filed a motion for summary judgment against the Company in which the EPA asked the court to rule that the Company's statute of limitations defense is not valid and that the EPA filed its suit on a timely basis. The Company has opposed the EPA's motions and has filed a counter motion asking that the court dismiss some or all of EPA's claims on statute of limitations grounds. Although the Company has accrued $1.6 million with respect to this matter, the ultimate outcome of this matter cannot be determined at this time.

NOTE 13 -- RELATED PARTY PURCHASES

In the normal course of business, the Company and/or certain of its subsidiaries make purchases from time to time of steel products from affiliated companies. For the quarters ended March 31, 2006 and 2005, the Company and/or certain of its subsidiaries purchased approximately 27,687 tons and 47,631 tons of steel products from affiliated companies for $12.7 million and $15.8 million, respectively. These purchases do not represent a significant percentage of the Company's total purchases and were made on terms no less favorable than could be obtained from unaffiliated third parties.

NOTE 14 -- SEGMENT INFORMATION

The Company is organized into two primary business segments: (a) Mills and (b) Downstream. Steel products sold to the downstream divisions are sold at market prices with intracompany transactions eliminated upon consolidation. Performance is evaluated and resources allocated based on specific segment requirements and measurable factors. Segment assets are those assets that are specifically identified with the operations in each operational segment. Corporate assets include primarily: cash; assets held for sale; some property, plant and equipment; deferred income taxes; and deferred financing costs. Corporate expense includes: corporate headquarters staff, including executive management; human resources; finance and accounting; procurement and environmental; and management information systems. Included in these respective areas are payroll costs, travel and entertainment, professional fees and other costs that may not be directly attributable to either specific segment.

Operational results and other financial data for the geographic and two business segments for the three month periods ended March 31 are presented below ($000s):

                                      THREE MONTHS ENDED
                                   -----------------------
                                    MARCH 31,    MARCH 31,
                                      2006         2005
                                   ----------   ----------
Revenue from external customers:
   Steel mills                     $  846,805   $  812,887
   Downstream products                212,425      189,651
                                   ----------   ----------
      Total                        $1,059,230   $1,002,538
                                   ==========   ==========
   Inter-company sales:
   Steel mills                     $  234,400   $  196,450
   Downstream products                     --           --
   Corp/eliminations/other           (234,400)    (196,450)
                                   ----------   ----------
      Total                        $       --   $       --
                                   ==========   ==========
Total net sales:
   Steel mills                     $1,081,205   $1,009,337
   Downstream products                212,425      189,651
   Corp/eliminations/other           (234,400)    (196,450)
                                   ----------   ----------
      Total                        $1,059,230   $1,002,538
                                   ==========   ==========
   Operating income:
   Steel mills                     $  130,936   $   97,988
   Downstream products                 16,905        7,440
   Corp/eliminations/other            (32,147)     (10,896)
                                   ----------   ----------
      Total                        $  115,694   $   94,532
                                   ==========   ==========

                             AS OF MARCH 31,   AS OF DECEMBER 31,
                                   2006               2005
                             ---------------   ------------------
Segment assets:
   Steel mills                  $1,857,195         $1,840,562
   Downstream products             314,787            284,752
   Corp/eliminations/other         720,187            704,137
                                ----------         ----------
      Total                     $2,892,169         $2,829,451
                                ==========         ==========

NOTE 15 -- FINANCIAL INFORMATION RELATED TO SUBSIDIARY GUARANTORS

Consolidating financial information related to the Company and its Subsidiary Guarantors and non-Guarantors as of March 31, 2006 and December 31, 2005 and for the three months ended March 31, 2006 and March 31, 2005 is disclosed to comply with the reporting requirements of the Company's Subsidiary Guarantors. The Subsidiary Guarantors are wholly-owned subsidiaries of the Company which have fully and unconditionally guaranteed the Company's 10 3/8% Senior Notes due 2011. The non-Guarantors are subsidiaries of the Company, and non wholly-owned subsidiaries like AmeriSteel Bright Bar, which have not fully and unconditionally guaranteed the Company's 10 3/8% Senior Notes due 2011. The outstanding balance of these Senior Notes was $405.0 million as of March 31, 2006. No payments have been made on this liability as it is not due until 2011. Consolidating financial information follows:

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
MARCH 31, 2006
(US$ IN THOUSANDS)

                                                                 GERDAU
                                                               AMERISTEEL                   NON-
                                                     GUSAP    CORPORATION   GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                                   --------   -----------   ----------   ----------   ------------   ------------
ASSETS
Current Assets
   Cash and cash equivalents                       $  3,302   $    8,462    $  215,822   $     651    $        --     $  228,237
   Restricted cash                                       --           --           473          --             --            473
   Short-term investments                                --           --       177,850          --             --        177,850
   Accounts receivable, net                              --       66,495       359,376       3,219             --        429,090
   Inventories                                           --       92,359       618,046       2,610             --        713,015
   Deferred tax assets                                   --           --        23,391          --             --         23,391
   Other current assets                                   1        4,749        21,528          40             --         26,318
                                                   --------   ----------    ----------   ---------    -----------     ----------
Total Current Assets                                  3,303      172,065     1,416,486       6,520             --      1,598,374
Investment in Subsidiaries                          445,946    1,071,369       718,983       8,588     (2,092,531)       152,355
Property, Plant and Equipment                            --      205,068       766,287       3,072             --        974,427
Goodwill                                                 --           --       118,029       4,687             --        122,716
Deferred Financing Costs                             10,804          542         2,785          27             --         14,158
Deferred Tax Assets                                      --       25,102        (4,842)         --             --         20,260
Other Assets                                             --        8,293         1,586          --             --          9,879
                                                   --------   ----------    ----------   ---------    -----------     ----------
TOTAL ASSETS                                       $460,053   $1,482,439    $3,019,314   $  22,894    $(2,092,531)    $2,892,169
                                                   ========   ==========    ==========   =========    ===========     ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
   Accounts payable                                $     --   $   45,004    $  258,728   $     420    $        --     $  304,152
   Intercompany                                         (31)     (59,342)      (92,081)        181        151,273             --
   Accrued salaries, wages and employee benefits         --        6,721        52,141          80             --         58,942
   Accrued Interest                                   8,754        2,958           447          14             --         12,173
   Income taxes payable                                 (37)          25        39,869       1,507             --         41,364
   Other current liabilities                             --       11,565        37,966         193             --         49,724
   Current portion of long-term borrowings               --          109           361         447             --            917
                                                   --------   ----------    ----------   ---------    -----------     ----------
Total Current Liabilities                             8,686        7,040       297,431       2,842        151,273        467,272
Long-term Borrowings                                398,994          277        30,903       2,522             --        432,696
Convertible Debenture                                    --       98,463            --          --             --         98,463
Related Party Borrowings                              4,385       58,410        88,478    (124,371)       (26,902)            --
Accrued Benefit Obligation                               --       93,426        57,484          --             --        150,910
Other Liabilities                                        --        8,298        64,313         843             --         73,454
Deferred Tax Liabilities                                 --           --        68,440          --             --         68,440
                                                   --------   ----------    ----------   ---------    -----------     ----------
TOTAL LIABILITIES                                   412,065      265,914       607,049    (118,164)       124,371      1,291,235
   Capital Stock                                     61,109    1,305,805     1,938,801      30,656     (2,324,540)     1,011,831
   (Accumulated deficit) retained earnings           (3,489)     (27,161)      477,572     137,185        (29,398)       554,709
   Accumulated other comprehensive income            (9,632)     (62,119)       (4,108)    (26,783)       137,036         34,394
                                                   --------   ----------    ----------   ---------    -----------     ----------
TOTAL SHAREHOLDERS' EQUITY                           47,988    1,216,525     2,412,265     141,058     (2,216,902)     1,600,934
                                                   --------   ----------    ----------   ---------    -----------     ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY         $460,053   $1,482,439    $3,019,314   $  22,894    $(2,092,531)    $2,892,169
                                                   ========   ==========    ==========   =========    ===========     ==========

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2005
(US$ IN THOUSANDS)

                                                                  GERDAU
                                                                AMERISTEEL                   NON-
                                                     GUSAP     CORPORATION   GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                                   ---------   -----------   ----------   ----------   ------------   ------------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents                       $  5,413    $   21,233    $  386,995   $     618    $        --     $  414,259
   Restricted cash                                       --            --           473          --             --            473
   Accounts receivable, net                              --        55,717       287,298       1,743             --        344,758
   Inventories                                           --       107,584       634,749       2,832             --        745,165
   Deferred tax assets                                   --            --        23,212          --             --         23,212
   Other current assets                                   2         5,775        17,343         116             --         23,236
                                                   --------    ----------    ----------   ---------    ------------    ----------
TOTAL CURRENT ASSETS                                  5,415       190,309     1,350,070       5,309             --      1,551,103
INVESTMENT IN SUBSIDIARIES                          445,946     1,201,423       719,544       8,785     (2,222,259)       153,439
PROPERTY, PLANT AND EQUIPMENT                            --       204,092       748,385       3,124             --        955,601
GOODWILL                                                 --            --       118,029       4,687             --        122,716
DEFERRED FINANCING COSTS                             10,923           568         2,931          29             --         14,451
DEFERRED TAX ASSETS                                      --        28,937        (5,513)         --             --         23,424
OTHER ASSETS                                             --         8,301           416          --             --          8,717
                                                   --------    ----------    ----------   ---------    ------------    ----------
TOTAL ASSETS                                       $462,284    $1,633,630    $2,933,862   $  21,934    $(2,222,259)    $2,829,451
                                                   ========    ==========    ==========   =========    ===========     ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable                                $     --    $   56,894    $  227,490   $     635    $        --     $  285,019
   Intercompany                                       1,707        12,512       (28,461)   (129,609)       143,851             --
   Accrued salaries, wages and employee benefits         --         7,129        59,541          74             --         66,744
   Accrued Interest                                  19,259         1,303           441          --             --         21,003
   Income taxes payable                                (164)          160        11,893       1,251             --         13,140
   Other current liabilities                             --         8,839        39,129         163             --         48,131
   Current portion of long-term borrowings               --           146           421         447             --          1,014
                                                   --------    ----------    ----------   ---------    ------------    ----------
TOTAL CURRENT LIABILITIES                            20,802        86,983       310,454    (127,039)       143,851        435,051
LONG-TERM BORROWINGS                                398,780           304        31,705       1,948             --        432,737
CONVERTIBLE DEBENTURE                                    --        96,594            --          --             --         96,594
RELATED PARTY BORROWINGS                              4,385        66,930        72,025         511       (143,851)            --
ACCRUED BENEFIT OBLIGATION                               --        94,575        52,592          --             --        147,167
OTHER LIABILITIES                                        --         7,451        57,795          --             --         65,246
DEFERRED TAX LIABILITIES                                 --            --        67,804         833             --         68,637
                                                   --------    ----------    ----------   ---------    ------------    ----------
TOTAL LIABILITIES                                   423,967       352,837       592,375    (123,747)            --      1,245,432
   Capital Stock                                     61,109     1,306,675     1,937,484      35,136     (2,330,063)     1,010,341
   (Accumulated deficit) retained earnings          (13,161)       36,301       408,113     137,316        (28,154)       540,415
Accumulated other comprehensive income               (9,631)      (62,183)       (4,110)    (26,771)       135,958         33,263
                                                   --------    ----------    ----------   ---------    ------------    ----------
TOTAL SHAREHOLDERS' EQUITY                           38,317     1,280,793     2,341,487     145,681     (2,222,259)     1,584,019
                                                   --------    ----------    ----------   ---------    ------------    ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY         $462,284    $1,633,630    $2,933,862   $  21,934    $(2,222,259)    $2,829,451
                                                   ========    ==========    ==========   =========    ===========     ==========

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF EARNINGS
THREE MONTHS ENDED MARCH 31, 2006
(US$ IN THOUSANDS)

                                                             GERDAU
                                                           AMERISTEEL                   NON-
                                                 GUSAP    CORPORATION   GUARANTORS   GUARANTORS   CONSOLIDATED
                                               --------   -----------   ----------   ----------   ------------
NET SALES                                      $     --    $168,038      $883,096      $8,096      $1,059,230
OPERATING EXPENSES
   Cost of sales (exclusive of depreciation)         --     143,191       714,026       7,224         864,441
   Selling and administrative                        --       3,948        51,198         300          55,446
   Depreciation                                      --       5,254        20,830          51          26,135
   Other operating income                            --        (118)       (2,368)         --          (2,486)
                                               --------    --------      --------      ------      ----------
                                                     --     152,275       783,686       7,575         943,536
INCOME FROM OPERATIONS                               --      15,763        99,410         521         115,694
EARNINGS FROM JOINT VENTURES                         --          --        29,329          --          29,329
                                               --------    --------      --------      ------      ----------
INCOME BEFORE OTHER EXPENSES & INCOME TAXES          --      15,763       128,739         521         145,023
OTHER EXPENSES
   Interest, net                                 10,667       2,947        (2,992)         40          10,662
   Foreign exchange loss (gain)                      --       1,225          (142)         (5)          1,078
   Amortization of intangible assets                518          31           147           1             697
                                               --------    --------      --------      ------      ----------
                                                 11,185       4,203        (2,987)         36          12,437
(LOSS) INCOME BEFORE INCOME TAXES & STOCK
DIVIDENDS                                       (11,185)     11,560       131,726         485         132,586
INCOME TAX EXPENSE                                  151       3,895        40,866         288          45,200
                                               --------    --------      --------      ------      ----------
(LOSS) INCOME BEFORE DIVIDEND INCOME            (11,336)      7,665        90,860         197          87,386
STOCK DIVIDENDS                                 (21,009)       (394)       21,403          --              --
                                               --------    --------      --------      ------      ----------
NET INCOME                                     $  9,673    $  8,059      $ 69,457      $  197      $   87,386
                                               ========    ========      ========      ======      ==========

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF EARNINGS
THREE MONTHS ENDED MARCH 31, 2005
(US$ IN THOUSANDS)

                                                             GERDAU
                                                          AMERISTEEL                    NON-
                                                 GUSAP    CORPORATION   GUARANTORS   GUARANTORS   CONSOLIDATED
                                               --------   -----------   ----------   ----------   ------------
NET SALES                                      $     --    $145,488      $850,302      $6,748      $1,002,538
OPERATING EXPENSES
   Cost of sales (exclusive of depreciation)         --     133,225       717,939       5,850         857,014
   Selling and administrative                        --       3,591        22,152         335          26,078
   Depreciation                                      --       5,518        19,954          50          25,522
   Other operating expense income                    --        (278)         (330)         --            (608)
                                               --------    --------      --------      ------      ----------
                                                     --     142,056       759,715       6,235         908,006
INCOME FROM OPERATIONS                               --       3,432        90,587         513          94,532
EARNINGS FROM JOINT VENTURES                         --          --        31,678          --          31,678
                                               --------    --------      --------      ------      ----------
INCOME BEFORE OTHER EXPENSES & INCOME TAXES          --       3,432       122,265         513         126,210
OTHER EXPENSES
   Interest, net                                 10,698       2,551        (1,824)         31          11,456
   Foreign exchange (gain) loss                      (2)       (270)         (816)          3          (1,085)
   Amortization of deferred financing costs         365           8           273           1             647
                                               --------    --------      --------      ------      ----------
                                                 11,061       2,289        (2,367)         35          11,018
(LOSS) INCOME BEFORE INCOME TAXES & STOCK
DIVIDENDS
                                                (11,061)      1,143       124,632         478         115,192
INCOME TAX EXPENSE                                  199          (7)       36,171         257          36,620
                                               --------    --------      --------      ------      ----------
(LOSS) INCOME BEFORE DIVIDEND INCOME            (11,260)      1,150        88,461         221          78,572
STOCK DIVIDENDS                                 (21,009)         --        21,009          --              --
                                               --------    --------      --------      ------      ----------
NET INCOME                                     $  9,749    $  1,150      $ 67,452      $  221      $   78,572
                                               ========    ========      ========      ======      ==========

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASHFLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2006
(US$ IN THOUSANDS)

                                                                                  GERDAU
                                                                                AMERISTEEL                   NON-
                                                                      GUSAP    CORPORATION   GUARANTORS   GUARANTORS   CONSOLIDATED
                                                                    --------   -----------   ----------   ----------   ------------
OPERATING ACTIVITIES
Net income                                                          $  9,673    $  8,059     $  69,457    $     197     $  87,386
Adjustment to reconcile net income to net cash (used in) provided by operating activities:
   Depreciation                                                           --       5,254        20,830           51        26,135
   Amortization                                                          518          31           147            1           697
   Deferred income taxes                                                  --       4,693        (1,197)          --         3,496
   Gain on disposition of property, plant and equipment                   --          --        (4,560)          --        (4,560)
   Income from Joint Ventures                                             --          --       (29,329)          --       (29,329)
   Distributions from Joint Ventures                                      --          --        30,403           --        30,403

Changes in operating assets and liabilities, net of acquisitions:
   Accounts receivable                                                    --     (10,910)      (69,600)      (1,408)      (81,918)
   Inventories                                                            --      15,258        17,826          222        33,306
   Other assets                                                           --       1,034        (2,141)         (65)       (1,172)
   Liabilities                                                       (12,517)    (90,690)       12,977      131,842        41,612
                                                                    --------    --------     ---------    ---------     ---------
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES                   (2,326)    (67,271)       44,813      130,840       106,056

INVESTING ACTIVITIES
   Investments                                                            --     130,883          (146)    (130,737)           --
   Additions to property, plant and equipment                             --      (6,452)      (34,427)          --       (40,879)

   Proceeds received from disposition of property, plant and
      equipment                                                           --          --         5,205           --         5,205
   Acquisitions                                                           --          --        (7,692)          --        (7,692)
   Purchase of short-term investments                                     --          --      (177,850)          --      (177,850)
                                                                    --------    --------     ---------    ---------     ---------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                       --     124,431      (214,910)    (130,737)     (221,216)

FINANCING ACTIVITIES
   Payments on term loans                                                215       1,990          (677)         (70)        1,458
   Additions to deferred financing costs                                  --          (5)         (399)          --          (404)
   Proceeds from issuance of employee stock purchases                     --       1,183            --           --         1,183
   Cash dividends                                                         --     (73,092)           --           --       (73,092)
                                                                    --------    --------     ---------    ---------     ---------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                      215     (69,924)       (1,076)         (70)      (70,855)
   Effect of exchange rate changes                                        --          (7)           --           --            (7)
                                                                    --------    --------     ---------    ---------     ---------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                      (2,111)    (12,771)     (171,173)          33      (186,022)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                       5,413      21,233       386,995          618       414,259
                                                                    --------    --------     ---------    ---------     ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                          $  3,302    $  8,462     $ 215,822    $     651     $ 228,237
                                                                    ========    ========     =========    =========     =========

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASHFLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2005
(US$ IN THOUSANDS)

                                                                                  GERDAU
                                                                               AMERISTEEL                    NON-
                                                                      GUSAP    CORPORATION   GUARANTORS   GUARANTORS   CONSOLIDATED
                                                                    --------   -----------   ----------   ----------   ------------
OPERATING ACTIVITIES
Net income                                                          $  9,749    $  1,150      $ 67,452     $   221      $  78,572
Adjustment to reconcile net income to net cash (used in) provided by operating activities:
   Depreciation                                                           --       5,518        19,954          50         25,522
   Amortization                                                          365           8           273           1            647
   Deferred income taxes                                                  --        (161)          247          --             86
   Income from Joint Ventures                                             --          --       (31,678)         --        (31,678)
   Distributions from Joint Ventures                                      --          --        30,403          --         30,403

Changes in operating assets and liabilities, net of acquisitions:
   Accounts receivable                                                    --       6,257       (72,694)     (1,224)       (67,661)
   Inventories                                                            --      10,178        33,990          72         44,240
   Other assets                                                           --      (1,913)       10,080          --          8,167
   Liabilities                                                       (10,307)    (18,025)       78,818         947         51,433
                                                                    --------    --------      --------     -------      ---------
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES                     (193)      3,012       136,845          67        139,731

INVESTING ACTIVITIES
   Investments                                                            --     (30,377)       30,419         (42)            --
   Additions to property, plant and equipment                             --      (5,141)      (24,097)         --        (29,238)
   Acquisitions                                                           --          --       (49,654)         --        (49,654)
   Purchase of short-term investments                                     --          --       (38,150)         --        (38,150)
                                                                    --------    --------      --------     -------      ---------
NET CASH USED IN INVESTING ACTIVITIES                                     --     (35,518)      (81,482)        (42)      (117,042)

FINANCING ACTIVITIES
   Payments on term loans                                                193       1,600        (2,940)       (109)        (1,256)
   Proceeds from issuance of employee stock purchases                     --         998            --          --            998
   Cash dividends                                                         --      (6,083)           --          --         (6,083)
                                                                    --------    --------      --------     -------      ---------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                      193      (3,485)       (2,940)       (109)        (6,341)
   Effect of exchange rate changes                                        --      (1,655)           --          --         (1,655)
                                                                    --------    --------      --------     -------      ---------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                          --     (37,646)       52,423         (84)        14,693

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                          --      51,212        36,020         900         88,132
                                                                    --------    --------      --------     -------      ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                          $     --    $ 13,566      $ 88,443     $   816      $ 102,825
                                                                    ========    ========      ========     =======      =========

                              Corporate Information

LISTING OF SECURITIES

Common Shares:
New York Stock Exchange - (GNA)
Toronto Stock Exchange - (GNA.TO)
Convertible Debentures:
Toronto Stock Exchange - (GNADB.TO)

TRANSFER AGENT AND REGISTRAR

CIBC Mellon Trust Company
Mellon Investor Services LLC
Toronto: (416) 643.5500
U.S. and Outside Toronto.: (800) 387.0825

FINANCIAL CALENDAR

Fiscal year end: December 31

INVESTOR INFORMATION

Shareholders or other interested parties seeking assistance or information about the Company are invited to contact Tom Landa, Vice President and Chief Financial Officer at the Executive Offices or via email: IR@gerdauameristeel.com

Web site: www.gerdauameristeel.com

GERDAU AMERISTEEL CORPORATION

Executive Office
4221 W. Boy Scout Blvd., Suite 600
Tampa, FL 33607
Phone: (813) 286.8383
www.gerdauameristeel.com

Gerdau AmeriSteel - Investor Relations
Phone: (813) 207.2300
Fax: (913) 207-2328
ir@gerdauameristeel.com

GERDAU

Av. Farrapos, 1811 - 90220-005
Porto Alegre - RS - Brasil
Phone: +55 (51) 3323.2000
www.gerdau.com.br

Gerdau - Investor Relations
Phone: +55 (51) 3323.2703
Fax: +55 (51) 3323.2281
inform@gerdau.com.br

                            www.gerdauameristeel.com

(GERDAU AMERISTEEL LOGO)